

December 8, 2011

<u>Via Email</u>
Jeffrey P. Fritz
Senior Vice President and Chief Financial Officer
Consumer Portfolio Services, Inc.
19500 Jamboree Road
Irvine, CA 92618

      Re: Consumer Portfolio Services, Inc.
                 Form 10-K for Fiscal Year Ended December 31, 2010
                 Filed March 31, 2011
                 Form 10-K/A for Fiscal Year Ended December 31, 2010
                 Filed May 2, 2011
                 Form 10-Q for Fiscal Quarter Ended September 30, 2011
                 Filed November 14, 2011
                 File No. 001-14116

Dear Mr. Fritz:

      We have reviewed your filings as well as your response letter dated November 30, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

<u>Form 10-K/A filed May 2, 2011</u>

<u>Item 11. Executive Compensation</u>

<u>Summary Compensation Table, page 5</u>

1. We note your response to comment 7 in our letter dated November 7, 2011. Item 402(o) of Regulation S-K requires a narrative description of any material factors necessary to an

understanding of the information disclosed in the Summary Compensation Table. Please tell us what the Objective and Individual Performance Goals were for 2009 and 2010 and revise future filings where such disclosure would be material. Alternatively, tell us why you believe a discussion of the Objective and Individual Performance Goals is not necessary to an understanding of the information disclosed in the Summary Compensation Table; specifically, the amounts disclosed in the "Bonus" column.

Form 10-Q for Fiscal Quarter Ended September 30, 2011

Item 1. Financial Statements

Correction of Immaterial Error, page 10

2. We note you determined that you understated derivative liabilities and misstated interest expense for 2009 and 2010, primarily related to the accounting treatment of derivative liabilities associated with certain warrants you issued in conjunction with various debt financing transactions. We further note that you concluded that the errors were immaterial to the previously reported amounts contained in your periodic reports. Please tell us the following concerning these derivative liabilities and warrants and your accounting for these transactions:

- Since you have indicated that the accounting treatment resulted in a correction of an error, address the reasons for not labeling the financial information as being restated within the March 31, 2011; June 30, 2011; and September 30, 2011 Forms 10-Q; and

- Provide us with your SAB 99 materiality analysis beginning with the initial time period in which these derivative transactions were impacted (on a quarterly basis) addressing how you concluded that these errors were immaterial to the previously reported amounts contained in your periodic reports.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Schroeder at (202) 551-3294 or David Irving at (202) 551-3321 if you have questions regarding comments on the financial statements and related matters. Please contact David Lyon at (202) 551-3421 or me at (202) 551-3583 with any other questions.

Sincerely,

/s/ Matt S. McNair

Matt S. McNair
Attorney-Adviser

cc: Mark Creatura, Esq.
         Consumer Portfolio Services, Inc.